Filed by Barrick Gold Corporation
This communication is filed pursuant to
Rule 425 under the Securities Act of 1933, as amended.
Subject Company: Placer Dome Inc.
Commission File Number: 333-130864
Date: January 20, 2006

To:	All Placer Dome Employees

From:	Greg Wilkins

Date:	January 20, 2006

Welcome to Barrick!
I am pleased to inform you that a majority of Placer Dome shareholders have accepted the Barrick offer and Barrick has now acquired control of Placer Dome.
On behalf of all of us at Barrick, I want to extend a warm welcome to you and your colleagues at Placer Dome.
With the friendly completion of the deal between our two companies, we have created a global powerhouse in the gold mining industry — a company with a solid foundation of operating assets, financial resources and an unrivalled pipeline of projects. I am excited to be a part of it and hope you are too. We will be depending on your skills and commitment as we join forces to strengthen our competitive position and deliver value...together.
There is one overriding priority throughout the integration process: to focus on delivering results in a safe, productive and responsible manner. Safety, as a strategic objective of Barrick’s, and an embedded core value of Placer Dome, is of the utmost importance.
The road ahead will undoubtedly present us with some challenges. Integrating two organizations of this scale and complexity will require a tremendous amount of effort and cooperation from everyone. I believe we are all up to the challenges ahead and becoming the best gold company in the gold mining industry.
We will handle those challenges and realize the opportunities together, as members of one great team. We have put together a detailed integration plan that starts today, and you will be kept informed, every step of the way. For the next month or so, we will be seeking to understand our new operations and gaining a detailed understanding as to how things work. This will set the stage for us to move forward as we build our common future together.

The strategic rationale for the combination of our companies has always been grounded in the natural fit between our assets, people and projects. We are looking to capture the substantial synergies that exist as quickly as possible in order to create value for our shareholders.
Barrick has grown rapidly...in size, in quality, and in opportunities for its employees. That’s why it gives me such pleasure to welcome the Placer people to the Barrick team. Our history shows that whenever we expand, so do the opportunities for talented employees.
I know that my colleagues at Barrick look forward to working with you, and I am confident that — with our combined assets, people and projects — we will realize Barrick’s vision: to be the world’s best gold mining company, by finding, developing and producing quality reserves in a profitable and socially responsible manner.
President and CEO
Barrick Gold Corporation

Important Notice
On November 10, 2005, Barrick filed with the US Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-10 which includes Barrick’s offer and take-over bid circular. On January 5, 2006, Barrick filed with the SEC a Registration Statement on Form F-10 which includes Barrick’s offer and take-over bid circular and the notice of variation and extension. On January 20, 2006 Barrick filed with the SEC an amended Registration Statement on Form F-10 which includes Barrick’s notice of extension and subsequent offering period. Investors and security holders are urged to read the disclosure documents filed by Barrick from time to time with the SEC regarding the proposed business combination transaction because they contain important information. The offer and take-over bid circular dated November 10, 2006 and the notice of variation and extension dated January 5, 2006 have been sent, and the notice of extension and subsequent offering period dated January 20, 2006 will be sent, to shareholders of Placer Dome Inc. Investors may also obtain a free copy of the offer and take-over bid circular, the notice of variation and extension dated January 5, 2006, the notice of extension and subsequent offering period dated January 20, 2006 and other disclosure documents filed by Barrick with the SEC at the SEC’s website at www.sec.gov. The offer and take-over bid circular and the other disclosure documents may also be obtained free of charge by directing a request to RBC Dominion Securities Inc. or Merrill Lynch Canada Inc., who are acting as Barrick’s Canadian dealer managers, RBC Capital Markets Corporation, or Merrill Lynch, Pierce, Fenner & Smith Incorporated, who are acting as Barrick’s U.S. dealer managers, or Kingsdale Shareholder Services Inc. for Canada (Toll Free 1-866-877-2571) or MacKenzie Partners, Inc. for the United States and other locations (Toll Free 1-800-322-2885) who are acting as Barrick’s Information Agents.